Mail Stop 3561

September 27, 2006

Via U.S. Mail

Dr. Martin Steiner
President
Feodor-Lynen Strasse 5
Hanover, Germany

Re: **ImVisioN Therapeutics, Inc.**
        Registration Statement on Form SB-2
        Filed September 1, 2006
        File No. 333-137043

Dear Dr. Steiner,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the consulting agreement with DeBondo Capital Limited indicates that:

    a. services to be performed by DeBondo, such as listing of the ImVisioN Therapeutics Inc's (IVN) common stock on the OTCBB, will not necessarily take place immediately after the effectiveness of the registration statement; and

     b. DeBondo Capital has the right to purchase 3,925,000 shares of IVN's common stock subject to the execution by DeBondo and "each nominee of a restricted stock purchase agreement" whereby the purchasers of these shares will grant IVN the right to repurchase all 3,925,000 shares at a price of $0.001 per share should IVN's common stock not become eligible for trading on the OTC Bulletin Board by March 31, 2007.

     It does not appear that this is a completed private placement and the registration statement may not register the resale of those securities. Please provide us a legal analysis on how the company may register these shares.

2. Please disclose the URL address of your website and state whether the content of the website is incorporated as part of the prospectus.

Prospectus Cover Page

3. Please disclose on the cover page the date the offering will end.

Summary, page 1

4. Please revise the first sentence of the second paragraph. It is a complete summary.

General

5. Please disclose your revenues and loss for the most recent audited period and the interim stub on the first page of the summary. Also disclose how many months remain before you run out of funds at your current "burn rate." We believe this financial snapshot will provide a useful context to help investors interpret the rest of the summary.

6. The last sentence of the carryover paragraph on pages 1-2 says that you will need additional financing before any of your products are commercial. Please give your best estimate or a range of the additional funds you will need.

Glossary, page 4

7. MAT molecule on page 5 is described as your "patented" technology, yet on page 1 you say you have not received any patents yet. Please revise for consistency.

Summary of Financial Data, page 6

8. Please revise to disclose your basic and diluted loss per share for each period presented.

Risk Factors, page 7
General

9. Please add a risk factor in the forepart of the risk factor section disclosing that your independent auditor has issued a going concern opinion that there is substantial uncertainty IVN will continue as a going concern.

10. Please add a risk factor discussing the risks that your officers, managers, and board of directors are foreign nationals and that all of IVN's assets and operations are in Europe. Therefore, it would be difficult for investors to litigate against the company and the management or enforce any judgments granted.

11. Please add a risk factor addressing the risk to your company's offering due to the simultaneous offering by your selling shareholders. It appears that once a market develops, the selling shareholders may be able to sell at a lower price than the company if the company's offering price of $0.75 per share is higher than the price quoted on the OTCBB, thus adversely affecting your company's ability to sell shares.

12. Please add a risk that because there is no minimum, investors who purchase might lose their entire investment because not enough money will be raised for you to begin to carry out your plans prior to running out of funds.

Some of our product candidates are just entering clinical trials…, page 9

13. This risk factor seems to suggest that you have funds to set up the clinical trials. Please confirm that you do.

14. You state here that "some" of your product candidates are just entering clinical trials. However, you state on page 8 that you only have one product candidate. Please advise or revise.

If we are unable to successfully manage our growth…, page 14

15. Please revise this risk factor to build in the severe financial constraints you are facing. Do you have the additional funds to hire three additional persons at the cost you name? Similarly much of the rest of the filing appears to ignore the financial constraints; please revise as appropriate.

Nextech Venture, our principle shareholder, will be able to exert significant control over the Company after the Offering, and its interest may differ from those of the Company's other shareholders, page 15

16. We note the disclosure on page 15 indicating that Nextech Venture owns or

controls approximately 69.5% of your outstanding shares of common stock and will own or control approximately 54.4% of your common stock immediately following this offering.   As this ownership gives this entity the ability to significantly influence or control the Company's operations, the existence of this relationship should be disclosed in the Company's financial statements in accordance with the guidance outlined in paragraph 2 of SFAS No.57. Please revise your interim and fiscal year ended financial statements presented in your filing to comply with the above guidance.

Company Offering, page 17

17. We note that the second table shows a sharp increase in milestone payments of $650,000 if 75% of the shares are sold versus $75,000 if only 50% of the shares are sold. This difference suggests that you will be effectively treading water unless 75% of the shares are sold. If this is so, please clarify. If not, please advise us of the reasons for the figures.

Selling Shareholders, page 21

18. It is not clear in your disclosure how many shares of your common stock DeBondo Capital may purchase. Exhibit 10.10 indicates that DeBondo Capital has the right to purchase 3,925,000 shares in addition to the other options to be vested later on (which also add up to 3,925,000 shares). However, the disclosure on page 21 and the legality opinion appear to indicate that the 3,925,000 shares encompass all of the other options. Please revise your disclosure throughout to clarify.

19. Clearly disclose throughout the registration statement whether DeBondo Capital has exercised any of its options. And if it did, please state the number of shares exercised, the price paid, and the date of the exercise.

20. You disclose on page 21 that up to 196,250 shares may be acquired by DeBondo Capital at a price of $0.125 per share, up to 1,766,250 shares may be acquired at a price of $0.250 per share, and up to 1,962,500 shares may be acquired at a price of $0.375 per share. Please disclose how the numbers of the shares are calculated. In the agreement dated June 30, 2006, the options to purchase such numbers of shares are calculated according to different percentages of the issued and outstanding shares of IVN as of IVN's common stock becomes eligible for trading on the OTCBB. You also state in footnote 5 of the selling stockholder table that "the number of shares subject to these options will not be determinable until such time as [the] our common stock becomes eligible for trading on the OTC Bulletin Board . . .."

Security Ownership of Certain Beneficial Owners and Management, page 31

    21. Revise to include DeBondo Capital and Mr. Debo as a beneficial owner or tell us
        why that is not necessary.

Organization Since Incorporation, page 34

    22. You state on page 35 that DeBondo Capital entered into a restricted stock purchase
        agreement with you whereby you are entitled to repurchase the 1,000,000 shares
        acquired by DeBondo for a purchase price of $0.001 per share in the event that
        your common stock does not become eligible for trading on the OTCBB by March
        31, 2007. This appears to contradict the purchase agreement entered on June 30,
        2006, which indicates that the 3,925,000 shares are subject to repurchase. Further,
        much of the disclosure in this section is different from the terms entered in the
        purchase agreement on June 30, 2006. Please correct all discrepancies.

Description of Business, page 37

    23. Please explain the terms, "proof-of-concept," "strain development," and "process
        development."

    24. Note 4(d) to Interim Consolidated Financial Statements indicates that you engaged
        Therapeomic Inc. to collaborate on the development of a proof-of-concept
        formulation. Please file the agreement as a material contract and direct us to the
        discussion of it in the Business section.

    25. Please discuss all material terms of the consultant agreements with your consultants
        Dr. Crameri and Dr. Kundig. Please file the agreements as material exhibits.

    26. Please discuss your Advisory Board in greater detail, including its functions, the
        nature and the scope of services and any payment arrangements. Any material
        agreements should be filed as exhibits.

    27. Please describe all material terms of the Master Service Agreement with Institute
        for Klinische Forschung und Entwicklung (IKFE), and the agreement for the Strain
        Development, Process Development and Manufacturing of Clinical Grade Material
        of a Fel d1 MAT Fusion. The description should include the scope of the services,
        the status of the work progress, the milestones to be accomplished, and any fee
        arrangements. We note your disclosure on page 53. Please provide a more clear
        and detailed disclosure of the work done by you, IKFE and Strathmann Biotec. For
        instance, please clarify the statement, "we have agreed with IKFE on work orders
        for the IVN-CAT-01a and IVN-CAT-01b studies" and the significance of the
        completion of the initial two phases of Strathman Biotec's development.

28. You indicate here that the service agreement with Digilab BioVisioN (the successor of BioVision) was signed in May 2006 and dated effective February 2006. Exhibit 10.8, however, shows that the agreement with Digilab BioVisioN was signed in March, 2005, months before BioVision filed for bankruptcy in October 2005. Please explain and revise the inconsistency.

IVN-CAT-O1a, page 51

29. In the first paragraph you say the study will be completed at the end of 2006. In the second paragraph you discuss its conclusions. Please revise for consistency.

MannKind License Agreement, page 58

30. Please revise this entire section so that it is in plain English and does not include defined terms whose definitions the investor would have to consult the agreement to understand: e.g., Product, Major Market, etc.

Certain Relationships and Related Transactions, page 67

31. On page 41, you state that Digilab BioVision is the successor to BioVision, of which Dr. Rose and Dr. Rohmann were head of medical research and CEO, respectively. As disclosed on page 29, BioVision filed for insolvency in Germany in October 2005 and was sold to DibiLab LCC, a US company. Please disclose whether Dr. Rose and Dr. Rohmann, or any of their affiliates (including Nextech) are affiliated with DibiLab or Digilab BioVision. If so, please disclose the information required by Item 404 of Regulation S-B.

32. Please provide the information required by Item 404(d) of Regulation S-B regarding promoters.

Financial Statements

Im VisioN Therapeutics Inc. Interim Consolidated Financial Statements for the interim period ended June 30, 2006

Interim Consolidated Statements of Operations, page F-4

33. We note the presentation in the Company's interim consolidated statements of operations of "comprehensive loss" per share. Please revise to delete the presentation of this non-GAAP measure as we do not believe its presentation on the face of your consolidated statement of operations is appropriate since its presentation does not comply with SFAS No.128, SFAS No.130, or other US generally accepted accounting principles.

Note 4 – Agreements, page F-13

34. We note from your disclosure in note 4(e) and your disclosure on page 35 that
    effective June 30, 2006 the Company entered into an agreement with DeBondo
    Capital Inc. ("DeBondo"), an unrelated party, for services in assisting the Company
    with the completion of the registration statements process and to assist in listing the
    Company on the OTCBB. Under this agreement, the Company is required to pay
    the following fees to Debondo:

   - The rights to purchase 3,925,000 shares in the common stock of Im VisionN at a
     price of $0.001 per share. In addition, the issuance to DeBondo of the option to
     buy a number of shares representing up to 9% of the total number of Im VisionN
     shares listed on the OTCBB on the initial listing date with an option price from
     $0.125 to $.0375 per share;

   - Options to purchase additional shares of common stock at $0.125(see page 35);

   - Option to purchase additional shares of common stock at $0.25 (see page 35) and;

   - Options to purchase additional shares of common stock at $0.375 (see page 35);

     Note that the disclosures regarding this agreement provided in Note 4(e) to your
     interim financial statements and note 8 to your audited financial statements are not
     consistent with those provided in page 35 and 36 of the registration statement.
     Please reconcile and revise these disclosures to eliminate the inconsistencies. Also,
     please disclose in your MD&A and in the notes to your financial statements the
     future impact that these stock-based compensation transactions will have on your
     statement of operations on an annual and aggregate basis. Additionally, please
     disclose and provide us with the valuation methods and assumptions and the
     accounting treatment applied to these equity transactions.

Note 9 – Subsequent Events, page F-16

35. Please revise your disclosure to disclose the fact that Nextech Venture LP, your
    majority shareholder, purchased 4,600,000 shares of the 8,000,000 shares on
    August 21, 2006 as disclosed on page 37. See paragraph 2 of SFAS No 57 for
    guidance.

Imvision GmbH Consolidated Financial Statements for the period from Inception (January
28, 2005) to December 31, 2005
General

36. We note from your disclosure on page F-6 that the GmbH acquisition has been
    accounted for as a recapitalization of the Company whereby the historical financial

statements and operations of GmbH become the historical financial statements of the Company. Since this transaction needs to retroactively be reflected in each financial statement period presented in the filing, please revise the Company's consolidated financial statements for the period ended December 31, 2005 and all pertinent information affected throughout your filing to reflect the recapitalization as if the transaction occurred as of the beginning of the first period presented (i.e. January 28, 2005). Please note that this includes adding EPS disclosures in accordance with SFAS No. 128 to your financial statements for the period ended December 31, 2005.

37. Please revise the heading of all your financial statements and your auditors' opinion in your filing, to reflect your name "Imvision Therapeutics, Inc." as shown in your cover page to the Form SB-2 flied on September 1, 2006.

Note 3 – Patents, page F-28
Note 4 – Agreements, page F-29

38. Reference is made to note 3(c), where you disclose that you must make future payments upon achievement of certain development milestones of up to 820,000 Euros to Productomics and note 4(a) where you disclose that the company has paid Strathmann 477,000 Euros. Since your reporting currency is the U.S. dollar, please disclose the U.S dollar equivalent associated with each of these transactions. Please make similar revisions throughout your financial statements and your filing for any other transactions denominated in currencies other than your reporting currency.

Exhibit 23.1

39. Your amended Form SB-2 should contain a currently dated manually signed consent of the independent public accountant with respect to their reports on the registrant's financial statements. Please be aware that the current consent does not reflect the registrant's name "Imvision Therapeutics, Inc." as shown in your cover page to the Form SB-2 filed on September 1, 2006. Please revise the aforementioned consents and the "Experts" section accordingly.

Part II
Item 26 Recent Sales of Unregistered Securities

40. We note that you have the right to repurchase 3,925,000 shares in the event that your shares are not eligible for trading on the OTCBB by March 31, 2007. This appears to be an incomplete private placement. Either remove these shares from the registration statement or provide us with legal and factual basis for your including them here.

41. In paragraph two where you discuss the offering of 20,400,000 shares of your common stock to Nextech Venture, you state in the last sentence, the "7,575,000 shares of common stock are restricted shares…." If this is a typographical error, please correct; otherwise, please explain the statement. Also, provide the date of the transaction.

42. You completed an offering of 8,000,000 shares in August 2006. If any of these shares were issued to Nextech, DeBondo Capital, your officers or directors, or any affiliates, please identify the purchasers and the number of shares purchased.

Legality Opinion

43. Please revise your legality opinion to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution, and reported decisions interpreting those laws.

44. Also revise to delete the third paragraph of the opinion. You are entitled to look at any documents you wish as background for the opinion but you are not entitled to use an artificial limit as a condition of the opinion.

Subscription Agreement

45. Revise item 2.5 so that it states that any subscription funds not accepted will be returned as promptly as possible.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or Max Webb at (202) 551- 3755 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Michael H. Taylor, Esq.
        Lang Michener LLP
        Fax: (604)893-2669